Exhibit 99.1

Westport Awarded C$2.3 Million in Funding by SDTC for Natural Gas Fueling for High-Horsepower Applications

~ Funding Launches Development Program with CN Rail and Gaz Métro ~

VANCOUVER, Feb. 27 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that it has secured a funding commitment of C$2.3 million from Sustainable Development Technology Canada (SDTC) to develop Westport HD technology for high-horsepower applications. Westport is proposing to significantly improve the cost structure for operators of high-horsepower equipment while achieving compliance with increasingly stringent emission regulations and reducing greenhouse gas (GHG) emissions by up to 25%.  Consortium members in the SDTC project are Canadian National Railways Company and Gaz Métro Transportation Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Quebec.

Details of the program include:

•	Investigate the design and feasibility of high performance natural gas technology for high-horsepower applications such as mining, rail, and marine
•	Design, build, and test prototype hardware suitable for a high-horsepower application
•	Performance and durability testing of liquefied natural gas (LNG) fuel system with both fuel and test facility provided by Gaz Métro Transportation Solutions
•	Install prototype fuel system, test, and demonstrate in service using a Canadian National Railways locomotive

"This initiative is a significant opportunity for Westport to further demonstrate the benefit of utilizing Westport HD technologies on large engine applications," said Bruce Hodgins, Vice President, Market Development of Westport Innovations. "High-horsepower engines consume large amounts of fuel and LNG can provide a significant cost advantage over diesel while helping reduce greenhouse gas emissions."

"The technology being demonstrated by Westport through this project could not only help the Canadian industrial freight sector reduce their environmental impacts, but also its operating costs," said Vicky Sharpe, President and CEO of SDTC. "This is a great example of how clean technologies can help our existing industries transition to a green economy."

"Our Government is committed to supporting clean energy technology in Canada as an effective measure to reduce greenhouse gas emissions and create high-quality jobs for Canadians," said Mark Warawa, Parliamentary Secretary to the Minister of the Environment and Member of Parliament for Langley. "This project is an example of our leadership in driving technology innovation to help create a viable clean energy industry in Canada."

Roughly one fifth of Canada's energy related GHG emissions result from industrial freight transportation and emissions from this sector are increasing by approximately 13% per year. In the railway industry, fuel accounts for approximately 20% of the operating expenses. LNG can already be delivered at a cost significantly less than diesel which, in high fuel use applications such as locomotives and off-road vehicles, could deliver substantial economic benefits over the life of the vehicle. Such a decrease in cost would significantly enhance operational competitiveness while offering substantial GHG reductions. Natural Resources Canada's recently released "Natural Gas Use in the Canadian Transportation Sector Deployment Roadmap" identified that for-hire and private trucking fleets that operate along regional corridors and in urban areas can improve their competitiveness and reduce their environmental impacts by using natural gas.

The funding commitment from SDTC is subject to contracting and successful completion of project milestones.

About SDTC

Sustainable Development Technology Canada (SDTC) is an arm's-length foundation created by the Government of Canada which has received $1.05 billion as part of the Government's commitment to create a healthy environment and a high quality of life for all Canadians. SDTC operates two funds aimed at the development and demonstration of innovative technological solutions. The $550 million SD Tech Fund™ supports projects that address climate change, air quality, clean water, and clean soil. The $500 million NextGen Biofuels Fund™ supports the establishment of first-of-kind large demonstration-scale facilities for the production of next-generation renewable fuels. SDTC operates as a not-for-profit corporation and has been working with the public and private sector including industry, academia, non-governmental organizations (NGOs), the financial community and all levels of government to achieve this mandate.

About CN

Canadian National Railway Company and its operating railway subsidiaries - spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company's website at http://www.cn.ca/.

About Gaz Métro

With over $3.6 billion in assets, Gaz Métro is Quebec's leading natural gas distributor. Operating in this regulated industry for over 50 years, Gaz Métro has become the trusted energy provider to more than 180,000 customers in Quebec and 135,000 customers in Vermont while developing the skills and expertise needed to diversify beyond natural gas. In line with its prudent growth strategy, Gaz Métro is present in the electricity distribution market in Vermont and in the development of wind power projects in Quebec. Showing a competitive spirit, Gaz Métro is committed to its customers, Partners, employees and the community. http://www.gazmetro.com/.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at http://www.westport.com/, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Inquiries:

Darren Seed

Vice President, Investor Relations & Communications

Westport Innovations Inc.

Phone: 604-718-2046

Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 17:15e 27-FEB-11